UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 901-903, 9/F

Harbour Centre, 25 Harbour Road

Wan Chai

Hong Kong

(Address of principal executive office)

Registrant’s phone number, including area code

+(852) 2820-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Information

Submission of Matters to a Vote of Security Holders.

On February 16, 2022, Lion Group Holding Ltd. (the “Company”) held the General Meeting of Shareholders. One item of business was acted upon by the Company’s shareholders at the General Meeting, which was approved by the shareholders. The voting result was as follows:

To approve by a special resolution the second amended and restated memorandum and articles of association of the Company in connection with the increase by the Company of the number of votes attached to Class B Ordinary Shares of the Company (the “Class B Ordinary Shares”) from ten (10) votes per Class B Ordinary Share to twenty five (25) votes per Class B Ordinary Share and certain general legal updates.

Share Class	For	Against	Abstain
A1	1,568,765	270,620	42,796
B2	9,843,096	-	-

1.	Each Class A Ordinary Share is entitled to one vote per share

2	Each Class B Ordinary Share is entitled to ten votes per share

The Company hereby submits this report on Form 6-K to furnish the Second Amended and Restated Memorandum and Articles of Association as set forth in Exhibit 3.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 3.1	Second Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2022

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer and Director

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